Exhibit 12.1

PMC COMMERCIAL TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes	$3,028	$(791)	$4,806	$4,711	$5,890	$9,341
Add:
Interest expense	$1,708	$3,538	$3,693	$4,016	$2,869	$3,999
Interest portion of rental expense(1)	31	62	60	56	62	58

Subtotal	1,739	3,600	3,753	4,072	2,931	4,057

Earnings available for fixed charges	$4,767	$2,809	$8,559	$8,783	$8,821	$13,398

Fixed Charges:
Interest expense	1,708	3,538	3,693	4,016	2,869	3,999
Interest portion of rental expense(1)	31	62	60	56	62	58
Preferred stock dividend requirement of consolidated subsidiary(2)	23	46	46	46	46	46

Total Fixed Charges	$1,762	$3,646	$3,799	$4,118	$2,977	$4,103

Ratio of earnings to fixed charges(3)	2.71	N/A	2.25	2.13	2.96	3.27

(1)	Portion of rental expense which is deemed representative of an interest factor, which management estimates as thirty three percent of total rental expense.
(2)	Represents the amount of pre-tax earnings that are required to pay the dividends of the preferred stock of our consolidated subsidiary less preferred stock dividends included in interest expense.
(3)	The ratio of earnings to fixed charges for the year ended December 31, 2012 was not sufficient to cover fixed charges. Additional earnings of $837,000 would be needed to have a one-to-one ratio of earnings to fixed charges.